     Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis.

	Six Months Ended December 31,	Year Ended June 30,
	2009	2009	2008		2007
		(Unaudited)
Ratio of Earnings (Loss) to Fixed Charges	1.34	—	1.45	x	1.70	x

For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. For the year ended June 30, 2009 earnings was inadequate to cover fixed charges and therefore has not been presented for this period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $604.2 million for the year ended June 30, 2009.

	Six Months Ended December 31,	Year Ended June 30,
	2009	2009	2008	2007
		(Dollars in Thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$17,148	$(604,213)	$46,233	$42,313
Fixed Charges	49,938	94,019	101,655	60,303
Total Earnings (Loss)	67,086	(510,194)	147,888	102,616
Fixed Charges:
Interest Expense	45,479	88,774	97,469	53,258
Deferred Financing Fees	4,459	5,245	4,186	7,045
Total Fixed Charges	49,938	94,019	101,655	60,303
Ratio of Earnings (Loss) to Fixed Charges	1.34	—	1.45	1.70